SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2026

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL CNPJ No. 76.483.817/0001-20 PUBLIC COMPANY CVM Registration No. 1431-1 NIRE 41300036535

CERTIFICATE OF THE MINUTES OF THE 277th

ORDINARY MEETING OF THE BOARD OF DIRECTORS

I hereby certify, for all intents and purposes, that on August 5, 2026, at 8:30 a.m., at Rua José Izidoro Biazetto, 158 - Bloco A - Curitiba, PR, the members of the Board of Directors - CAD, who sign at the end, met to discuss the items on the agenda for this meeting. Mr. Marcel Martins Malczewski, Chairman of the Board, greeted everyone, noted the participation of Mr. Daniel Pimentel Slaviero as a guest, and invited me, Isabel Zaiczuk Raggio, to serve as secretary.

Among other matters, the Board of Directors deliberated on:

01. INTERIM FINANCIAL STATEMENTS FOR THE SECOND QUARTER OF 2026 (CONSOLIDATED) - Mr. Felipe Gutterres Ramella, Vice President of Finance and Investor Relations, accompanied by the accounting team, presented information regarding the Interim Financial Statements for the period ended June 30, 2026. He noted that the quarterly information is in the final stages of review by the independent auditor, PricewaterhouseCoopers Auditores Independentes Ltda. - PwC, which is expected to issue an unqualified Independent Auditor’s Report on this date. Next, the members of the Statutory Audit Committee were heard. After reviewing the matter, they stated that the Interim Financial Statements for the period ended June 30, 2026, are ready for approval by the Board of Directors. Thus, after: a) receiving and reviewing the final version of the Interim Financial Statements for the period ended June 30, 2026; b) reviewing the information provided by PwC regarding the Financial Statements; and c) receiving the favorable opinion of the Executive Board of Copel (Holding), expressed at its 2668th Meeting, held on July 31, 2026; the Board of Directors unanimously resolved to approve the Interim Financial Statements of Copel (Holding) for the period ended June 30, 2026, and to forward them to the Supervisory Board for review and issuance of its Opinion, and subsequently to the Brazilian Securities and Exchange Commission for filing, in accordance with applicable regulations. --------------------------------------------------------

02. PROVISION OF A CORPORATE GUARANTEE FOR THE 12TH ISSUE OF DEBENTURES BY COPEL GERAÇÃO E TRANSMISSÃO S.A. AND UNDER THE FINANCING AGREEMENT WITH THE BNDES - RELATED PARTIES - Mr. Felipe Gutterres Ramella, Vice President of Finance and Investor Relations, accompanied by his team, reported that, in view of the need to raise funds for Copel Geração e Transmissão S.A. (“Copel GeT”), work began in March 2026 to engage a bank to (i) structure a fundraising transaction for Copel GeT through a public offering of debentures, consulting with financial institutions accredited for such transactions, as well as (ii) raise funds through direct financing. He explained that, following formal and direct negotiations, the Brazilian Development Bank (“BNDES”) submitted a proposal to structure: (i) a capital-raising transaction via a financing agreement to be funded with resources from the National Fund on Climate Change; and (ii) the structuring and coordination of a public offering of simple debentures, non-convertible into shares, of the type secured by collateral, with an additional surety guarantee, in one or more series, to be distributed on a best-efforts basis under the automatic registration procedure in the local capital markets, in accordance with Brazilian Securities and Exchange Commission (“CVM”) No. 160, dated July

COMPANHIA PARANAENSE DE ENERGIA - COPEL CNPJ No. 76.483.817/0001-20 PUBLIC COMPANY CVM Registration No. 1431-1 NIRE 41300036535

13, 2022, as amended (“CVM Resolution 160”), and other applicable laws and regulations, with the transactions, taken together, totaling up to R$4,000,000,000.00 (four billion reais). In this context, the following is required, in accordance with the conditions set forth for the issuance: 1. Authorization to intervene and to provide a corporate surety bond, in connection with financing to be obtained by Copel Geração e Transmissão S.A. from the BNDES System. Review, discussion, and vote on the proposal for intervention, in our capacity as the controlling shareholder of Copel GeT, and the provision of the Guarantee (as defined below), with an express waiver of the rights of priority, rights, and powers of exoneration of any nature provided for in Articles 333, sole paragraph, 364, 366, 368, 821, 824, 827, 830, 834, 835, 837, 838 and their subparagraphs, and 839, all of Law No. 10,406, of January 10, 2002, as amended (“Civil Code”), and Articles 130, 131, and 794 of Law No. 13,105, dated March 16, 2015, as amended (“Code of Civil Procedure”), in connection with a financing agreement to be entered into by Copel GeT with the BNDES System using funds from the National Climate Change Fund (“Climate Fund Financing”); 2. Authorization to intervene and to grant a corporate surety bond, in connection with the 12th (twelfth) issuance of simple debentures, not convertible into shares, of the type secured by collateral, with an additional surety bond, in one or more series, for public distribution, under the automatic registration procedure of Copel Geração e Transmissão S.A. Review, discussion, and vote on the proposal to provide the Surety (as defined below), with an express waiver of the benefits of priority, rights, and powers of exoneration of any nature provided for in Articles 333, sole paragraph, 364, 366, 368, 821, 824, 827, 830, 834, 835, 837, 838 and its subparagraphs, and 839, all of the Civil Code, and Articles 130, 131 and 794 of the Code of Civil Procedure, in connection with the 12th (twelfth) issuance of ordinary debentures, not convertible into shares, of the type secured by a real guarantee, with additional surety guarantees, in one or more series, by Copel Geração e Transmissão S.A., pursuant to Article 52 et seq. of Law No. 6,404, of December 15, 1976, as amended, (“Issuance,” “Debentures,” and “Corporation Law,” respectively), for public distribution, under the automatic registration procedure, on a best-efforts placement basis, pursuant to Law No. 6,385, of December 7, 1976, as amended (“Capital Markets Law”), CVM Resolution 160, and other applicable legal provisions and regulations (“Offering”), the terms and conditions of which will be set forth in the private deed of the 12th (twelfth) issuance of simple debentures, non-convertible into shares, of the type secured by collateral, with an additional surety guarantee, in one or more series, for public distribution, under the automatic registration procedure, of Copel Geração e Transmissão S.A., to be executed between Copel GeT, the Company, and the Issuance Trustee, acting as representative of the debenture holders (“Issuance Deed”), such that the Company, in addition to providing a surety guarantee, will assume obligations as the controlling intervening party of Copel GeT and will make representations within the scope of the Issuance Deed; 3. Delegation of powers to the Company’s Executive Board and attorneys-in-fact. Authorization to the Company’s Executive Board, or its attorneys-in-fact, to negotiate and execute all documents and any amendments thereto, as applicable, and to perform all acts necessary for the granting of the Guarantee (as defined below) in connection with the Climate Fund Financing, the Issuance, and the Offering, including, but not limited to, (i) negotiating, and performing all acts and execute the instrument formalizing the Climate Fund Financing (“Climate Fund Financing Agreement”), the

COMPANHIA PARANAENSE DE ENERGIA - COPEL CNPJ No. 76.483.817/0001-20 PUBLIC COMPANY CVM Registration No. 1431-1 NIRE 41300036535

Deed of Issuance, and the agreement for the coordination, placement, and public distribution, on a best-efforts basis, of simple debentures, non-convertible into shares, of the type secured by a real guarantee, with an additional surety guarantee, in one or more series, for public distribution under the automatic registration procedure, of the 12th issuance by Copel Geração e Transmissão S.A. (“Distribution Agreement”), to be entered into with BNDES, and may also enter into any amendments to the Deed of Issuance and the Distribution Agreement, in order to reflect the outcome of the process of gathering investment intentions for the Offering, and any other documents or amendments related to the Issue, including the engagement of other service providers necessary to facilitate the Issue and the Offering, to be set forth in the Deed of Issue, including, without limitation, the bookrunner, the settlement bank, the credit rating agency, the Issuance trustee, the trading system for the Debentures on the secondary market, the legal advisors, B3 S.A. - Brasil, Bolsa, Balcão (“B3”), among others, and (ii) ratify all acts already performed by the Company, represented by its officers and/or attorneys-in-fact, related to the above resolutions. After reviewing the matter and the documentation provided, the Board of Directors of Companhia Paranaense de Energia - Copel, pursuant to the Policy on Related-Party Transactions and Conflicts of Interest - NPC 0106, resolved, by unanimous vote and without reservations, subject to corporate approval of the Climate Fund Financing, corporate approval of the 12th Debenture Issue, and the completion of the Offering by Copel Geração e Transmissão S.A.: i. to approve its involvement in its capacity as the controlling shareholder of Copel GeT, assuming obligations and making representations under the Climate Fund Financing Agreement, and the provision of a surety bond, in the form of a guarantee, pursuant to Articles 818 et seq. of the Civil Code, in the capacity of joint and several debtor and primary payer of all obligations — principal and ancillary, present and future — arising from the Climate Fund Financing, including any amounts due under the terms to be set forth in the Climate Fund Financing Agreement, which includes payment of the principal amount of the Climate Fund Financing, plus any interest and all ancillary charges, including, but not limited to, late payment charges and other surcharges and any indemnities, under the terms to be set forth in the Climate Fund Financing Agreement (“Climate Fund Financing Surety”); ii. to approve the provision of a surety guarantee, in the form of a bond, pursuant to Articles 818 et seq. of the Civil Code, as a jointly and severally liable debtor and primary payer of all obligations, both principal and accessory, present and future, arising from the Debentures, including any amounts due under the terms to be set forth in the Deed of Issuance, which provides for the payment of the unit par value of the Debentures or the balance of the unit par value of the Debentures, as applicable, plus the interest on the Debentures and all related charges, including, but not limited to, the trustee’s fees, late payment charges, and other surcharges, any indemnities, and any and all costs or expenses demonstrably incurred by the debenture holders and/or the trustee, including those arising from lawsuits, proceedings, and other judicial or extrajudicial measures necessary to safeguard the rights and interests related to the Debentures, the Debenture Guarantee, and the enforcement of the Debenture Guarantee, whether on the payment date or as a result of early maturity or early redemption of the debentures, under the terms to be set forth in the Deed of Issuance (“Debenture Guarantee” and, when taken together with the Climate Fund Financing Guarantee, “Guarantee,” respectively), and further approving the Company’s assumption of obligations as the controlling

COMPANHIA PARANAENSE DE ENERGIA - COPEL CNPJ No. 76.483.817/0001-20 PUBLIC COMPANY CVM Registration No. 1431-1 NIRE 41300036535

intervening party of Copel GeT and the provision of representations, within the scope of the Deed of Issuance; iii. to authorize the members of the Company’s Executive Board, or their attorneys-in-fact, subject to the conditions described in item (i) above, to execute all documents and any amendments thereto, as applicable, and to perform all acts necessary for the granting of the Guarantee in connection with the Climate Fund Financing, the Issuance, and the Offering, as applicable, including, but not limited to, (a) negotiating and executing the Climate Fund Financing Agreement, the Prospectus, the Distribution Agreement, and other instruments necessary to carry out the Climate Fund Financing, the Offering, and the Public Offering, and may also execute any amendments to the Prospectus, all in accordance with the provisions of Article 59 of the Brazilian Corporation Law; and (b) to engage, if necessary, other service providers required to facilitate the Climate Fund Financing, the Offering, and the Debentures, including, without limitation, the registrar of the Debentures, the settlement bank for the Debentures, the rating agency for the Debentures, the Issuance trustee, legal counsel, and B3, in the case of the Debentures, among others; and iv. to ratify all acts already performed by the Company, represented by its officers and/or attorneys-in-fact, related to the resolutions above.

The other matters dealt with at this meeting have been omitted from this certificate, out of legitimate caution, supported by the Administration’s duty of secrecy, in accordance with the caption of article 155 of Law no. 6.404/76, since they relate to interests that are merely internal to the Company, and therefore fall outside the scope of the rule contained in paragraph 1 of article 142 of the aforementioned Law.

Attendees: MARCEL MARTINS MALCZEWSKI (Chairman); GERALDO CORRÊA DE LYRA JUNIOR; HARRY SCHMELZER JUNIOR; JACILDO LARA MARTINS; MARCO ANTÔNIO BARBOSA CÂNDIDO; MOACIR CARLOS BERTOL; PEDRO FRANCO SALES; RAUL ALMEIDA CADENA; VIVIANE ISABELA DE OLIVEIRA MARTINS; and ISABEL ZAICZUK RAGGIO (Secretary).

ISABEL ZAICZUK RAGGIO

Copel’s Secretary of Governance

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date August 11, 2026

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.